Innventure, Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, Florida 32827

April 6, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innventure, Inc.
Registration Statement on Form S-3
File No. 333-294419

Ladies and Gentlemen:

Innventure, Inc. (the “Company”) respectfully requests under Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 4:00 p.m. Eastern time on April 8, 2026, or as soon thereafter as practicable.  Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Thomas L. Short of Jones Day by a telephone call to (404) 581-8363.

Please contact Thomas L. Short of Jones Day at (404) 581-8363 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

INNVENTURE, INC.

By:	/s/ Suzanne Niemeyer
Name:	Suzanne Niemeyer
Title:	General Counsel